Kao Corporation

14-10, Nihonbashi Kayabacho 1-Chome Chuo-ku, Tokyo 103-8210 Japan

File No. 82-34759
December 13, 2004

04046937

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED
2004 DEC 17 A 10:3
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: Kao Corporation – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b)

Annex A lists all documents published, filed or distributed by Kao since November 2, 2004 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b)(4) or as otherwise already available, English translations or summaries are attached. Brief descriptions of the remaining documents for which no English language version has been prepared are set forth in Annex B hereto.

If you have any further questions or requests for additional information please do not hesitate to contact Vice President, Legal Global at 011-813-3660-7404(telephone) or 011-813-3660-7942 (facsimile).

Very truly yours,

Kao Corporation

dlw 12/30

PROCESSED
JAN 03 2005
THOMSON FINANCIAL

By [signature]
Name: Tadaaki Sugiyama
Title: Vice President
Legal-Global

Enclosures: Annex A
Annex B

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE November 2, 2004

A. ENGLISH LANGUAGE DOCUMENTS

(1) Press release dated November 24, 2004 (Attached hereto as Exhibit A)

B. JAPANESE LANGUAGE DOCUMENTS

(1) Semi-Annual Securities Report dated November 12, 2004 for the six-month period ended September 30, 2004 (A brief description in English is set forth in Annex B)

(2) Report on the Acquisition of Treasury Shares dated: November 8, 2004 (A brief description in English is set forth in Annex B)

(3) Interim Business Report for the six months ended September 30, 2004 (English summary attached as Exhibit B)

ENGLISH DESCRIPTION OF
JAPANESE LANGUAGE DOCUMENTS
LISTED IN ANNEX A

(1) Semi-Annual Securities Report dated November 12, 2004 for the six-month period ended September 30, 2004

A semi-annual securities report is required to be filed under the Securities and Exchange Law of Japan within three months after the end of the first half of each fiscal year and sets forth, among other things, the results of operations during such six-month period. The discussion of the results of operations during that period included the following consolidated financial information for Kao:

Income statement line item*	**Six months ended 9/30/2004 (in billions)**	**Change compared to the six months ended 9/30/2003**
Net sales	¥469.0	4.9%
Operating income	¥62.4	3.1%
Net income	¥37.7	18.2%

*Note: All figures are based on generally accepted accounting principles in Japan.

The semi-annual securities report is available for public inspection at the Kanto Local Finance Bureau and the main office of Kao for three years.

(2) Reports on the Acquisition of Treasury Shares

Pursuant to the Securities and Exchange law of Japan, a report on the acquisition of treasury shares must be filed every month after the shareholders' resolution authorizing the purchase of treasury shares or at the time such treasury shares are acquired for the purpose of canceling them. Reports are filed with the Director of the Kanto Local Finance Bureau and are available for public inspection at the Kanto Local Finance Bureau and at the main office of Kao for one year.

The report(s) filed since October 1, 2004 include the following information:

i. October 31– On June 29, 2004, Kao's shareholders authorized Kao to repurchase up to 20,000,000 shares of its common stock, or 3.5 % of its issued shares of common stock, for up to ¥50,000,000,000. In October 2004, Kao repurchased pursuant to that resolution a total of 2,020,000 shares for ¥5,074,615,000. As of October 31, 2004, Kao had issued 574,443,701 shares of common stock, and held 20,715,444 of them.

Exhibit A

Kao Corporation

Notice Regarding Purchase of the Company's Stock from the Market

November 24, 2004

Kao Corporation (the "Company") hereby makes the following announcement: the Company has purchased the Company's stock from the market pursuant to the provisions of Article 210 of the Commercial Code.

1) Period during which purchases were made:	From October 22, 2004 to November 24, 2004
2) Number of purchased shares:	2,600,000 shares
3) Total cost of purchases:	6,354,210,000 yen
4) Method of purchases:	Purchased at Tokyo Stock Exchange

Reference:

1) Information regarding the resolution made at the meeting of the Board of Directors held on September 22, 2004:

-Type of stock to be purchased:	Common stock
-Total number of shares to be purchased:	Up to 6,000,000 shares
-Total cost of purchases:	Up to 15,000,000,000 yen
-Period during which purchases will be made:	From October 1, 2004 to December 15, 2004

Total number of purchased shares and total cost of purchases pursuant to the above-noted resolution as of November 24, 2004:

4,280,000 shares
10,603,615,000 yen

2) Information regarding resolution made at the 98th Annual General Meeting of Shareholders held on June 29, 2004:

-Type of stock to be purchased:	Common stock
-Total number of shares to be purchased:	Up to 20,000,000 shares
-Total cost of purchases:	Up to 50,000,000,000 yen

Total number of purchased shares and total cost of purchases after June 29, 2004,the date of the 98th Annual General Meeting of Shareholders:

9,864,000 shares
25,602,235,000 yen

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit B

Exhibit B

(English Summary)

To Our Shareholders

Kao Corporation – Interim Business Report

April 1, 2004 – September 30, 2004

Aiming at "Sharing joy with the consumer"

Interim Financial Results

In the interim period ended September 30, 2004, consolidated net sales rose to ¥469.0 billion, a 4.9% increase from the same period of the previous fiscal year. Excluding a negative currency translation effect of ¥6.9 billion due to the strong yen, the growth rate would have been 6.5%. Sales in Japan rose by 6.4% from the same period of the previous fiscal year. In the consumer products business, we increased sales by launching new high-value-added products and nurturing such products with aggressive marketing activities in response to the effect of declining sales prices due to fierce competition.
In the chemical products business, sales were favorable, reflecting the effect of domestic economic recovery and increased sales of newly developed products.
As for overseas sales, sales of consumer products in Asia declined as a result of fierce market competition, but both sales of consumer products in North America and Europe and sales of chemical products grew steadily, resulting in a 2.7% increase from the same period of the previous fiscal year.
Operating income rose by 3.1% from the same period in the previous fiscal year to ¥62.4 billion.

Domestically, Kao engaged in aggressive marketing activities to strengthen existing products, rigorously cut costs, and pursued more efficient expenditure. As a result, operating income in Japan rose by ¥1.5 billion to ¥55.9. In overseas business, despite higher raw materials cost and decreased profits in the consumer products business in Asia, operating income increased slightly to ¥6.5 billion due to successful sales of chemical products in Asia and consumer products in North America and Europe.

Consolidated ordinary income was ¥64.6 billion, a 4.2% increase from the previous interim period. Consolidated net income also increased by 18.2% to ¥37.7 billion.

Non-operating income and expenses increased compared with the same period in the previous fiscal year due in part to the increase in equity in earnings of non-consolidated subsidiaries and affiliates. As for extraordinary gain and loss, totaled net loss decreased compared to the same period of the previous fiscal year because no loss on revaluation of land is recorded this interim period.

Consistent with our earlier prediction, the interim cash dividend will increase from the same period of the previous fiscal year by ¥3.00 per share to ¥19.00 per share.

Basic Policy

Our mission is to strive for the enrichment of the lives of consumers globally. To achieve this mission, we pursue by understanding the many changes affecting the lives of customers and by capturing the essence of such changes.
The joy experienced by our consumers from using our products is our joy. This joy gives us the energy to further develop excellent products. We will aggressively conduct our business activity aiming at the goal of "Sharing joy with the consumer".

Future Operational Strategies

(1) Strengthen and Develop Our Existing Business

The market of consumer products, which is our existing core business, is in a difficult situation, because of the continuing trend of declining sales price and rising raw materials cost.

In these circumstances, Kao has invested managerial resources to strategically and intensively increase the market share of our core brands. On the other hand, Kao has tried to reduce costs by pursuing to the utmost our *TCR activities*.

Also, Kao will try to develop new products that offer new value to customers, such as the hair care product *Asience* that was launched in October 2003, which greatly contributed to the sales of the previous fiscal year.

(2) Develop and Foster the Growth of New Business

As for new business areas, in the health care (functional food) area, which utilizes Kao's own technology, *Econa Healthy Cooking Oil* and *Healthya Green Tea* have grown to be powerful brands focusing on consumers who are increasingly health conscious. Kao considers this area to be the driving force of Kao's further development, and will mobilize the resources of all relevant departments, such as R&D, Production, Marketing, Sales to further enhance this area.

As the population ages, Kao will continue to put emphasis on the elder care business, which continues to constitute a significant share in the consumption business.

(3) Expand and Strengthen Overseas Business

As for the consumer products business in North America and Europe, Kao Brands Company, which integrates the business activities of *Jergens*, *John frieda* and *Guhl*, has steadily enhanced its performance by aiming at developing "Premium Beauty Care".

In the consumer products business in Asia, because of fierce changes in the market environment in the ASEAN region and China, there are many issues remain to be dealt with by Kao. However,

Kao regards these regions as promising markets and the most important areas in overseas business. Kao will pursue business activities in these areas aggressively after reviewing the actual conditions of the market and consumers in each country and region.

In the chemical products business, which is the most global business area at Kao, Kao will steadily expand this area by focusing on the core fields of fatty alcohols, surfactants and specialty chemicals in Europe, North America and Asia.

As Kao is a member of society, we established the Corporate Social Responsibility (CSR) committee in July 2004 to further reinforce the effective implementation of our CSR activities.

Breakdown of Net Sales

For the six months ended September 30, 2004

(unit: billions of yen)

Consumer products	**346.5**	**73.9%**
Japan:		
Personal care products	91.6	
Laundry and cleaning products	118.4	
Sanitary products	60.6	
Total:	270.7	
Asia	26.8	
America and Europe	52.3	
Eliminations	(3.3)	
Cosmetics (Sofina)	**39.3**	**8.4%**
Chemical products	**83.1**	**17.7%**
Japan	54.6	
Asia	23.6	
America and Europe	31.8	
Eliminations	(26.9)	
Total net sales	**469.0**	**100.0%**

Summary of Financial Results

Consolidated Interim Balance Sheet

(unit: billions of yen)

Assets	As of September 30, 2004	As of March 31, 2004
Current assets	**299.1**	**307.2**
Cash and time deposits	53.4	72.4
Notes and accounts receivable	101.8	97.3
Marketable securities	38.5	36.8
Inventories	79.0	71.8
Other	26.2	28.7
Fixed assets	**413.7**	**416.5**
Property, plant and equipment	**264.6**	**259.9**
Buildings and structures	91.7	92.0
Machinery and equipment	82.3	83.4
Land	63.5	64.1
Other	27.0	20.2
Intangible assets	**93.8**	**98.3**
Trademarks	47.9	51.5
Other	45.9	46.8
Investments and other assets	**55.2**	**58.2**
Deferred assets	**0.0**	**0.0**
Total assets	**712.9**	**723.8**

Total assets decreased by ¥10.9 billion compared with the previous fiscal year end. Cash and time deposits decreased primarily as results of tax payments, cash dividends and repurchase of Company stock. Property, plant and equipment increased as a result of investment in production facilities for new products. Intangible fixed assets decreased due to amortization of trademarks and goodwill. Deferred tax assets included in investments and other assets also decreased.

Consolidated Interim Balance Sheet (cont'd)

(unit: billions of yen)

Liabilities, Minority Interests and Shareholders' Equity	As of September 30, 2004	As of March 31, 2004
Current liabilities	**219.2**	**209.8**
Notes and accounts payable	74.4	68.4
Other payable	21.7	21.8
Accrued expenses	65.3	64.5
Accrued income taxes	21.2	19.5
Other	36.4	35.5
Long-term liabilities	**35.9**	**64.0**

Bonds and long-term debt	9.2	31.8
Other	26.6	32.2
Total liabilities	**255.2**	**273.9**
Minority interests	**7.6**	**22.1**
Common stock	**85.4**	**85.4**
Additional paid-in capital	**109.5**	**108.8**
Retained earnings	**344.3**	**399.8**
Unrealized gain on available-for-sale securities	**3.4**	**4.3**
Foreign currency translation adjustments	**(39.0)**	**(37.9)**
Treasury stock at cost	**(53.6)**	**(132.8)**
Total shareholders' equity	**450.0**	**427.7**
Total liabilities, minority interests and shareholders' equity	**712.9**	**723.8**

Note:
Accumulated depreciation of property, plant and equipment:
As of September 30, 2004: ¥758.2 billion
As of March 31, 2004: ¥755.4 billion

- Shareholders' equity ratio:
  As of September 30, 2004: 63.1%
  As of March 31, 2004: 59.1%
- The number and amount of retired shares:
  As of September 30, 2004: 25 million shares, ¥63.7 billion

Liabilities decreased by ¥18.7 billion compared with the previous fiscal year end due to the conversion of convertible bonds and an increase in cash contribution to the employees' pension fund. Minority interests decreased as Kao Hanbai Company Ltd. was made a wholly owned subsidiary through a share exchange transaction. Shareholders' equity though reduced due to Company's repurchase of its own shares, increased by ¥22.2 billion compared with the previous fiscal year end mainly due to favorable interim net income, above-mentioned conversion of convertible bonds and share exchange.

Consolidated Interim Income Statement

(unit: billions of yen)

Item	Six months ended September 30, 2004	Six months ended September 30, 2004
Net sales	**469.0**	**446.9**
Cost of sales	198.8	187.3
Selling, general and administrative expenses	207.7	199.0
Operating income	**62.4**	**60.5**
Other income (expense)	2.1	1.4
Ordinary income	**64.6**	**61.9**
Extraordinary income (expense)	(1.0)	(2.4)
Interim income before income taxes and minority interests	**63.6**	**59.5**
Income taxes	25.4	26.5
Minority interests	0.4	1.0
Interim net income	**37.7**	**31.9**

Note:
Interim net income per share: this interim period: ¥68.51
the previous interim period: ¥57.87

- 76 consolidated subsidiaries, 10 subsidiaries and affiliates accounted for by the equity method
- Growth rate compared to the previous interim period:
  - Net sales: 4.9% (6.5% excluding currency translation effect on overseas net sales)
  - Operating income: 3.1%
  - Ordinary income: 4.2%
  - Interim net income: 18.2%
- The percentage of overseas' sales was 26.4%, a 1.0 percentage point decrease compared to the interim period last year.

Net sales increased by ¥22.0 billion compared to the same period of the previous fiscal year. Operating income increased by ¥1.8 billion in total due to an increase of net sales and a reduction in cost, despite of declining sales price, higher raw materials cost, and an increase of sales and general administrative expenses primarily because of rising advertising expenses. Interim net income increased by ¥5.8 billion compared with the same period of the previous fiscal year because no loss on revaluation of land is recorded this interim period and a decrease of the effective tax rate.

Consolidated Interim Cash Flow Statement

(unit: billions of yen)

Item	Six months ended September 30, 2004	Six months ended September 30, 2003
Net cash provided by operating activities	**59.1**	**52.0**
Interim income before income taxes and minority interests	63.6	59.5
Depreciation and amortization	27.2	27.3
Equity in (earnings) losses of nonconsolidated subsidiaries and affiliates	(1.0)	(0.0)
Change in trade receivables	(4.3)	(1.6)
Change in inventories	(7.4)	(0.0)
Change in trade payables	5.7	3.8
Change in liability for retirement benefits	(6.2)	(3.6)
Income taxes paid	(19.9)	(29.1)
Other, net	1.5	(4.1)
Net cash used in investing activities	**(31.0)**	**(13.5)**
Purchase of property, plant and equipment	(26.6)	(19.9)
Increase in intangible assets	(2.8)	(5.5)
Change in other investments	(1.5)	11.9
Net cash used in financing activities	**(48.4)**	**(41.9)**
Increase (decrease) in bonds and loans	2.2	3.9
Purchase of treasury stock	(41.0)	(36.9)
Payments of cash dividends	(10.0)	(9.5)
Other, net	0.4	0.7
Translation adjustments on cash and cash equivalents	**(0.8)**	**0.5**
Net (decrease) in cash and cash equivalents	**(21.2)**	**(2.8)**
Cash and cash equivalents, beginning of period	**107.1**	**75.6**
Cash and cash equivalents of newly consolidated subsidiaries, beginning of period	**-**	**2.6**
Cash and cash equivalents, end of period	**85.9**	**75.4**

Free cash flow, calculated as net cash provided by operating activities minus net cash used in investing activities, totaled ¥28.1 billion. The company continued to purchase treasury stock in financing activities. As a result, the balance of cash and cash equivalents at the end of the interim period was ¥85.9 billion, a decrease of ¥21.2 billion from the end of the previous fiscal year.

New Products:

Laurier F sanitary napkins

Free from skin stress*

Laurier F sanitary napkins are designed to alleviate skin irritation* for women. Kao has developed an innovative surface material, "Super Absorptive F Fiber," that provides both superior absorption and a gentle feeling on the skin. This product will help women feel comfortable during the entire menstrual period by keeping the skin clean during the "heavy days" of the first half of the menstrual period, and by reducing friction between the skin and the sanitary napkin during the "light days" of the second half of the menstrual period. This product provides both superior absorption and a gentle feeling on the skin for women who wish for free from skin stress.

* Skin stress refers to discomfort caused by menstrual discharge remaining on the skin and friction between the skin and the sanitary napkin.

Clear Clean plus medicinal dental rinse<mouthwash>

For healthy, beautiful teeth and fresh breath

Kao has released new *Clear Clean* branded mouthwash. *Clear Clean plus medicinal dental rinse*<light mint/cool mint> cleans every part of the mouth including the back teeth and spaces between the teeth, fights against germs, and protects against tooth decay and bad breath. *Clear Clean plus whitening medicinal dental rinse* contains the ingredient of apple acid to remove stains from teeth and keep teeth brilliantly white.

Homepage: http://www.kao.co.jp

For Questions Regarding Stock (Transfer Agent):
The Chuo Mitsui Trust and Banking Company, Limited
8-4, Izumi 2-chome
Suginami-ku, Tokyo 168-0063
Japan
Tel: 03-3323-7111 (main)